Filed by AllianceBernstein New Europe Fund, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: AllianceBernstein New Europe Fund, Inc.
SEC File No. 333-122912

This filing relates to the proposed reorganization of AllianceBernstein New Europe Fund, Inc. ("New Europe") into AllianceBernstein International Premier Growth Fund, Inc. pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on April 4, 2005, and which are incorporated by reference into this filing.

      The following is a letter sent to certain shareholders of New Europe reminding them to vote their proxies.

AllianceCapital [LOGO]                              Pleas Take a moment and cast
                                                              your vote.

                         IMPORTANT NOTICE REGARDING YOUR
                     ALLIANCEBERNSTEIN NEW EUROPE FUND, INC.

           SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR MAY 17, 2005
--------------------------------------------------------------------------------
              1345 Avenue of the Americas, New York, New York 10105

Dear Shareholder:

Recently we distributed proxy material regarding the Special Meeting of Shareholders for the Alliance New Europe Fund, Inc. The meeting is scheduled for Tuesday, May 17, 2005. Our records indicate that we have not yet received a vote from you. We urge you to act promptly in order to allow us to obtain a sufficient number of votes, avoid the cost of additional solicitation and avoid the possibility of a meeting adjournment.

Your vote is important no matter how many shares you own. In order for your shares to be represented, we must receive your instructions by 11:00 a.m. Eastern Time on May 17, 2005. Please refer to the proxy statement previously mailed to you. If you have any questions regarding the meeting agenda or the execution of your proxy, please call Computershare Fund Services (toll-free) at 1-866-204-6488.

For your convenience, we have provided easy methods below to register your vote:

      --> BY INTERNET:

      Visit www.proxyweb.com. Enter the 14-digit control number located on your proxy card.

      --> BY TOUCH-TONE PHONE:

      Call the toll-free number printed on your proxy card. Enter the control number located on your proxy card and follow the recorded instructions.

      --> BY MAIL:

      You may cast your vote by mail by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

      --> BY LIVE REPRESENTATIVE:

      Please call Computershare Fund Services toll free at 1-866-204-6488. Representatives are available to answer any questions and take your vote Monday through Friday between the hours of 9:00 a.m. and 9:00 p.m. Eastern Time.

      If we have not yet received your proxy, you may receive a telephone call from Computershare Fund Services reminding you to exercise your right to vote. If you have previously mailed in your proxy, please disregard this notice.

      We thank you for your time.


                                                                             REG

ADDITIONAL INFORMATION AND WHERE TO FIND IT

AllianceBernstein International Premier Growth Fund, Inc. ("IPG") has filed a Combined Prospectus / Proxy Statement with the Securities and Exchange Commission on Form N-14 (No. 333-122912) regarding the proposed reorganizations (the "Reorganizations") of the AllianceBernstein All-Asia Investment Fund, Inc. ("All-Asia") and AllianceBernstein New Europe Fund, Inc. ("New Europe") into IPG. The Combined Prospectus/Proxy Statement was sent to security holders of All-Asia and New Europe seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by IPG with the SEC on April 4, 2005 before voting or making any investment decision with respect to the Reorganizations, because they contain important information about IPG, All-Asia, New Europe and the Reorganizations. You may obtain a free copy of these materials and other documents filed by IPG with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by IPG may be obtained free of charge by directing such request to: Dennis Bowden at Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105 or by calling 1-800-221-5672.

Filed by AllianceBernstein New Europe Fund, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: AllianceBernstein New Europe Fund, Inc.
SEC File No. 333-122912

This filing relates to the proposed reorganization of AllianceBernstein New Europe Fund, Inc. ("New Europe") into AllianceBernstein International Premier Growth Fund, Inc. pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on April 4, 2005, and which are incorporated by reference into this filing.

      The following is a letter sent to certain shareholders of New Europe reminding them to vote their proxies.

AllianceCapital [LOGO]                              Pleas Take a moment and cast
                                                              your vote.

                         IMPORTANT NOTICE REGARDING YOUR
                     ALLIANCEBERNSTEIN NEW EUROPE FUND, INC.

           SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR MAY 17, 2005
--------------------------------------------------------------------------------
              1345 Avenue of the Americas, New York, New York 10105

Dear Shareholder:

Recently we distributed proxy material regarding the Special Meeting of Shareholders for the AllianceBernstein New Europe Fund, Inc. The meeting is scheduled for Tuesday, May 17, 2005. Our records indicate that we have not yet received a vote from you. We urge you to act promptly in order to allow us to obtain a sufficient number of votes, avoid the cost of additional solicitation and avoid the possibility of a meeting adjournment.

Your vote is important no matter how many shares you own. In order for your shares to be represented, we must receive your instructions by 11:00 a.m. Eastern Time on May 17, 2005. Please refer to the proxy statement previously mailed to you. If you have any questions regarding the meeting agenda or the execution of your proxy, please call Computershare Fund Services (toll-free) at 1-866-204-6488.

For your convenience, we have provided easy methods below to register your vote:

      --> BY INTERNET:

      Visit www.proxyvote.com. Enter the 12-digit control number located on your proxy card.

      --> BY TOUCH-TONE PHONE:

      Call the toll-free number printed on your proxy card. Enter the control number located on your proxy card and follow the recorded instructions.

      --> BY MAIL:

      You may cast your vote by mail by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

      --> BY LIVE REPRESENTATIVE:

      Please call Computershare Fund Services toll free at 1-866-204-6488. Representatives are available to answer any questions and take your vote Monday through Friday between the hours of 9:00 a.m. and 9:00 p.m. Eastern Time.

      If we have not yet received your proxy, you may receive a telephone call from Computershare Fund Services reminding you to exercise your right to vote. If you have previously mailed in your proxy, please disregard this notice.

      We thank you for your time.


                                                                            NOBO

ADDITIONAL INFORMATION AND WHERE TO FIND IT

AllianceBernstein International Premier Growth Fund, Inc. ("IPG") has filed a Combined Prospectus / Proxy Statement with the Securities and Exchange Commission on Form N-14 (No. 333-122912) regarding the proposed reorganizations (the "Reorganizations") of the AllianceBernstein All-Asia Investment Fund, Inc. ("All-Asia") and AllianceBernstein New Europe Fund, Inc. ("New Europe") into IPG. The Combined Prospectus/Proxy Statement was sent to security holders of All-Asia and New Europe seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by IPG with the SEC on April 4, 2005 before voting or making any investment decision with respect to the Reorganizations, because they contain important information about IPG, All-Asia, New Europe and the Reorganizations. You may obtain a free copy of these materials and other documents filed by IPG with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by IPG may be obtained free of charge by directing such request to: Dennis Bowden at Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105 or by calling 1-800-221-5672.

Filed by AllianceBernstein New Europe Fund, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: AllianceBernstein New Europe Fund, Inc.
SEC File No. 333-122912

This filing relates to the proposed reorganization of AllianceBernstein New Europe Fund, Inc. ("New Europe") into AllianceBernstein International Premier Growth Fund, Inc. pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on April 4, 2005, and which are incorporated by reference into this filing.

        The following is a letter sent to certain shareholders of New Europe reminding them to vote their proxies.

AllianceCapital [LOGO]                              Pleas Take a moment and cast
                                                              your vote.

                         IMPORTANT NOTICE REGARDING YOUR
                     ALLIANCEBERNSTEIN NEW EUROPE FUND, INC.

           SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR MAY 17, 2005
--------------------------------------------------------------------------------
              1345 Avenue of the Americas, New York, New York 10105

Dear Shareholder:

Recently we distributed proxy material regarding the Special Meeting of Shareholders for the AllianceBernstein New Europe Fund, Inc. The meeting is scheduled for Tuesday, May 17, 2005. Our records indicate that we have not yet received a vote from you. We urge you to act promptly in order to allow us to obtain a sufficient number of votes, avoid the cost of additional solicitation and avoid the possibility of a meeting adjournment.

Your vote is important no matter how many shares you own. In order for your shares to be represented, we must receive your instructions by 11:00 a.m. Eastern Time on May 17, 2005. Please refer to the proxy statement previously mailed to you. If you have any questions regarding the meeting agenda or the execution of your proxy, please call Computershare Fund Services (toll-free) at 1-866-204-6488 and ask for extension OBO.

For your convenience, we have provided easy methods below to register your vote:

      --> BY INTERNET:

      Visit www.proxyvote.com. Enter the 12-digit control number located on your proxy card.

      --> BY TOUCH-TONE PHONE:

      Call the toll-free number printed on your proxy card. Enter the control number located on your proxy card and follow the recorded instructions.

      --> BY MAIL:

      You may cast your vote by mail by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.


      If you have previously mailed in your proxy, please disregard this notice.

      We thank you for your time.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

AllianceBernstein International Premier Growth Fund, Inc. ("IPG") has filed a Combined Prospectus / Proxy Statement with the Securities and Exchange Commission on Form N-14 (No. 333-122912) regarding the proposed reorganizations (the "Reorganizations") of the AllianceBernstein All-Asia Investment Fund, Inc. ("All-Asia") and AllianceBernstein New Europe Fund, Inc. ("New Europe") into IPG. The Combined Prospectus/Proxy Statement was sent to security holders of All-Asia and New Europe seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by IPG with the SEC on April 4, 2005 before voting or making any investment decision with respect to the Reorganizations, because they contain important information about IPG, All-Asia, New Europe and the Reorganizations. You may obtain a free copy of these materials and other documents filed by IPG with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by IPG may be obtained free of charge by directing such request to: Dennis Bowden at Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105 or by calling 1-800-221-5672.


                                                                             OBO